

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 3030

March 23, 2009

<u>Via Facsimile and U.S. Mail</u>

Mr. Garry McCann
Chief Executive Officer
Pulmo BioTech Inc.
1035 Park Avenue, Suite 7B
New York, New York 10028-0912

> **Re:   Pulmo BioTech Inc.**
> **Form 10-KSB for the year ended December 31, 2007**
> **Filed April 4, 2008**
> **Form 10-KT for the transition period from January 1 to March 31, 2008**
> **Filed July 15, 2008**
> **Form 10-K/A for the transition period from January 1 to March 31, 2008**
> **Filed March 5, 2009**
> **File No. 0-50678**

Dear Mr. McCann:

We have reviewed your response letter dated March 5, 2009 concerning the above-captioned filings have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-KT/A for the transition period from January 1 to March 31, 2008 filed March 5, 2009</u>

<u>Exhibit 31</u>

1.      We note that the certifications submitted with your amended transition report filed on March 5, 2009 were not in the exact form prescribed by Item 601(b)(31) of Regulation S-K.  For instance, we note that you provided only one certification that was signed by both officers, and that you included the titles of the certifying officers in the introductory paragraph.  Please ensure that your future filings include a separate certification for each certifying officer, and that the certifications conform to the exact wording required by Item 601(b)(31) of Regulation S-K.

2.      We note that you included the certifications pursuant to Rule 13a-14 of the Exchange Act at the end of the document filed as the amended transition report on Form 10-K/A.  In future filings, please ensure that the certifications are filed separately as exhibits to the report, per Items 601(b)(31) and (32) of Regulation S-K.

*   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact David Burton, Staff Accountant, at (202) 551-3626 or Kevin L. Vaughn, Accounting Branch Chief, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters.  Please contact Thomas Jones at (202) 551-3602 or me at (202) 551-3625 if you have questions on other comments.  In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

                                                        Sincerely,


                                                        Mary Beth Breslin
                                                        Senior Attorney